Exhibit 10.18

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”), is made as of June 11, 2021 by and between Verve Therapeutics, Inc. (the “Company”), and Sekar Kathiresan (the “Executive”) (together, the “Parties”).

RECITALS

WHEREAS, the Company desires to continue to employ the Executive as its Chief Executive Officer; and

WHEREAS, the Company and the Executive are party to a letter agreement dated April 16, 2019 detailing the terms and conditions of the Executive’s employment (the “Existing Agreement”) and desire to amend and restate the Existing Agreement in its entirety as of the Effective Date; and

WHEREAS, the Executive has agreed to accept continued employment on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the foregoing and of the respective covenants and agreements of the Parties herein contained, the Parties hereto agree as follows:

1. Agreement. Provided that the Executive remains employed by the Company as of the date on which the registration statement relating to the Company’s initial public offering is effective (the “Effective Date”), this Agreement shall be effective as of such date. Following the Effective Date, the Executive shall continue to be an employee of the Company until such employment relationship is terminated in accordance with Section 7 hereof (the “Term of Employment”).

2. Position. During the Term of Employment, the Executive shall serve as the Chief Executive Officer of the Company and shall serve on the Company’s board of directors (the “Board”), subject to his reelection thereto from time to time by the Company’s stockholders, working out of the Company’s office in Cambridge, Massachusetts, and travelling as reasonably required by the Executive’s job duties.

3. Scope of Employment. During the Term of Employment, the Executive shall be responsible for the performance of those duties consistent with the Executive’s position as Chief Executive Officer of the Company. The Executive shall report to the Board and shall perform and discharge faithfully, diligently, and to the best of the Executive’s ability, the Executive’s duties and responsibilities hereunder. The Executive shall devote substantially all of the Executive’s business time, loyalty, attention and efforts to the business and affairs of the Company and its affiliates. Except as set forth on Schedule 1 attached hereto, during the Term of Employment, the Executive will not engage in any other employment, occupation, consulting, or other business activity directly related to the business in which the Company is now involved or becomes involved during the Term of Employment without the prior written consent of the Chair of the Board, nor will the Executive engage in any other activities that conflict with the Executive’s obligations to the Company, including pursuant to the Confidentiality Agreement (as defined below). The Executive agrees to abide in all material respects with the rules, regulations, instructions, personnel practices and policies of the Company and any changes therein that may be adopted from time to time by the Company

4. Compensation. As full compensation for all services rendered by the Executive to the Company and any affiliate thereof, during the Term of Employment, the Company will provide to the Executive the following:

(a) Base Salary. Effective as of the Effective Date, the Executive shall receive a base salary at the annualized rate of $552,000 (the “Base Salary”). The Executive’s Base Salary shall be paid in equal installments in accordance with the Company’s regularly established payroll procedures. The Executive’s Base Salary shall be subject to increase, but not decrease, and will be reviewed on an annual or more frequent basis by the Board or a committee thereof and is subject to change in the discretion of the Board or a committee thereof.

(b) Annual Discretionary Bonus. Following the end of each calendar year beginning with the 2021 calendar year, the Executive will be eligible to receive an annual performance bonus targeted at 55% of the Executive’s Base Salary (the “Target Bonus”), based upon periodic assessments of the Executive’s performance as well as the achievement of specific individual and corporate objectives determined by the Board or a committee thereof after consultation with the Executive and provided to the Executive in writing no later than the end of the first calendar quarter of the applicable bonus year. No amount of annual bonus is guaranteed, and the Executive must be an employee on December 31 of the applicable bonus year in order to be eligible for any annual bonus for such year. Any bonus will be paid no later than March 15 of the calendar year following the calendar year to which the bonus relates. The Executive’s Target Bonus will be reviewed on an annual or more frequent basis by the Board or a committee thereof and is subject to increase, but not decrease, in the discretion of the Board or a committee thereof.

(c) Equity Awards. Effective as of the Effective Date, the Board or a committee thereof shall grant the Executive an option to purchase 500,000 shares of common stock of the Company, at a per share price equal to the fair market value on the date of the grant of the option, which for the avoidance of doubt shall be the price per share at which the common stock is to be sold to the public in the Company’s initial public offering, pursuant to the terms and conditions of the Company’s 2021 Stock Incentive Plan (the “IPO Grant”). Further, the Executive will be eligible to receive additional equity awards, if any, at such times and on such terms and conditions as the Board or a committee thereof shall, in its sole discretion, determine. Equity awards granted or issued to the Executive on or after the Effective Date (which phrase “equity awards granted or issued to the Executive on or after the Effective Date”, for all purposes of this Agreement, shall include the IPO Grant) shall be subject to the vesting acceleration provisions set forth in Section 8. For the avoidance of doubt, equity awards granted or issued to the Executive prior to the Effective Date (which phrase “equity awards granted or issued to the Executive prior to the Effective Date”, for all purposes of this Agreement, shall not include the IPO Grant) shall continue to be subject to the terms of any vesting, vesting acceleration and exercise periods set forth in the award agreement governing such award and/or the Existing Agreement. As a result, in the event of a Change in Control (as defined below), the shares underlying then-unvested equity awards granted or issued to the Executive prior to the Effective Date shall become immediately vested, exercisable and non-forfeitable, as the case may be, upon the closing of such Change in Control, including without limitation the Founder’s Shares (as defined in the Existing Agreement). Equity awards granted on or after the Effective Date shall not be subject to the terms of any vesting acceleration set forth in the Existing Agreement and shall instead be subject to the terms of this Agreement, the Company equity plan under which such awards are granted and the terms of the applicable award agreement.

(d) Vacation, Sick Leave and Holidays. The Executive will be eligible for a maximum of twenty (20) vacation days plus one additional day per year of employment following completion of the Executive’s first calendar year of employment, up to a maximum of thirty (30) vacation days per year. Vacation days shall accrue on a monthly pro rata basis for each month that the Executive is employed during the calendar year, subject to any requirements of the Company’s policies. In addition, the Executive will be allowed up to five (5) paid sick leave days and at least ten (10) paid holidays per year. Paid holidays will be determined annually according to the Company calendar. Any unused sick leave pay will be forfeited at the end of each calendar year and upon the termination of the Executive’s employment.

(e) Benefits. Subject to eligibility requirements and the Company’s polices, the Executive shall have the right, on the same basis as other similarly-situated employees of the Company, to participate in, and to receive benefits under, all employee health, disability, insurance, fringe, welfare benefit and retirement plans, arrangements, practices and programs the Company provides to its senior executives in accordance with the terms thereof as in effect from time to time. The Company reserves the right to modify, amend and/or terminate any and all of its benefits plans at is discretion.

(f) Withholdings. All compensation payable to the Executive shall be subject to applicable taxes and withholdings.

5. Expenses. The Executive will be reimbursed for the Executive’s actual, necessary and reasonable business expenses pursuant to Company policy, subject to the provisions of Section 3 of Exhibit A attached hereto.

6. Restrictive Covenants Agreement. The Executive hereby acknowledges and reaffirms the terms of that certain At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement (the “Confidentiality Agreement”) by and between the Executive and the Company, which remains in full force and effect and unaltered in all respects.

7. Employment Termination. This Agreement and the employment of the Executive shall terminate upon the occurrence of any of the following:

(a) Upon the death or “Disability” of the Executive. As used in this Agreement, the term “Disability” shall mean a physical or mental illness or disability that prevents the Executive from performing the duties of the Executive’s position for a period of more than any six (6) consecutive months or for periods aggregating more than fifty-two (52) weeks. If any question shall arise as to whether the Executive has a Disability, the Executive may, and at the request of the Company shall, submit to the Company a certification in reasonable detail by a physician selected by the Company to whom the Executive or the Executive’s guardian has no reasonable objection as to whether the Executive has a Disability, and such certification shall for the purposes of this Agreement be conclusive of the issue. The Executive shall cooperate with any reasonable request of the physician in connection with such certification. If such question shall arise and the Executive shall fail to submit such certification, the Company’s determination of such issue shall be binding on the Executive. Nothing in this Section 3(b) shall be construed to waive the Executive’s rights, if any, under existing law including, without limitation, the Family and Medical Leave Act of 1993, 29 U.S.C. §2601 et seq. and the Americans with Disabilities Act, 42 U.S.C. §12101 et seq.

(b) At the election of the Company, with or without “Cause” (as defined below), immediately upon written notice by the Company to the Executive. As used in this Agreement, “Cause” shall mean the Executive’s:

(i)

continued willful failure, as determined in the reasonable good faith discretion of the Board, to perform the Executive’s assigned duties or responsibilities as directed or assigned by the Board (other than due to death or Disability) after written notice thereof from the Board describing in reasonable detail the failure to perform and providing the Executive a reasonable opportunity to address such alleged failure;

(ii)	engaging in knowing and intentional illegal conduct that was or is materially injurious to the Company or its affiliates;

(iii)

willful violation of a federal or state law or regulation directly or indirectly applicable to the business of the Company or its affiliates, which violation was or is reasonably likely to be injurious to the Company or its affiliates;

(iv)

material breach of the terms of any confidentiality agreement or invention assignment agreement between the Executive and the Company (or any affiliate of the Company), including the Confidentiality Agreement; or

(v)	being convicted of, or entering a plea of nolo contendere to, a felony or committing any act of moral turpitude, dishonesty or fraud against the Company or its affiliates.

No finding of Cause shall be effective unless and until the Board votes to terminate the Executive’s employment for Cause at a Board meeting.

(c) At the election of the Executive, with or without “Good Reason” (as defined below), upon written notice by the Executive to the Company (subject, if it is with Good Reason, to the timing provisions set forth in the definition of Good Reason). As used in this Agreement, “Good Reason” shall mean (without the Executive’s consent):

(i)	a material diminution of the Executive’s base compensation;

(ii)

a material diminution in the Executive’s duties, authority or responsibilities, including without limitation, any of the following events (A) a material change in the Executive’s reporting responsibilities such that the Executive no longer reports directly to the Board or any successor to the Company’s Board, (B) except in the event the Executive is unable to perform his duties (e.g., in the event of illness or injury), the assignment by the Board to another executive after the Effective Date of any material responsibilities, duties or authorities typically assigned to a chief executive officer of a publicly traded company, or (C) a change in the Executive’s title to one other than Chief Executive Officer of a publicly traded company;

(iii)	the Company’s requiring the Executive to relocate the Executive’s primary office more than thirty (30) miles from the Executive’s then-current primary office; or

(iv)

any material breach by the Company or any successor thereof of this Agreement (to the extent not otherwise covered by this paragraph) or any other written agreement between the Company and the Executive;

provided, however, that in each case, the Company shall have a period of not less than thirty (30) days to cure any act constituting Good Reason following the Executive’s delivery to the Company of written notice within ninety (90) days of the action or omission constituting Good Reason and the Executive shall actually terminate the Executive’s employment within thirty (30) days following the expiration of the Company’s cure period if the Company has not cured.

8. Effect of Termination.

(a) All Terminations Other Than by the Company Without Cause or by the Executive With Good Reason. If the Executive’s employment is terminated under any circumstances other than a termination by the Company without Cause or a termination by the Executive with Good Reason (including a voluntary termination by the Executive without Good Reason or a termination by the Company for Cause or due to the Executive’s death or Disability), the Company’s obligations under this Agreement shall immediately cease and the Executive shall only be entitled to receive (i) the Base Salary that has accrued and to which the Executive is entitled as of the effective date of such termination and to the extent consistent with general Company policy, to be paid in accordance with the Company’s established payroll procedure and applicable law but no later than the next regularly scheduled pay period, (ii) unreimbursed business expenses for which expenses the Executive has timely submitted appropriate documentation in accordance with Section 5 hereof, and (iii) any bonus earned but not yet paid; (iv) any amounts or benefits to which the Executive is then entitled under the terms of the benefit plans then-sponsored by the Company in accordance with their terms (and not accelerated to the extent acceleration does not satisfy Section 409A of the Internal Revenue Code of 1986, as amended, (the “Code”)) (the payments described in this sentence, the “Accrued Obligations”).

(b) Termination by the Company Without Cause or by the Executive With Good Reason More Than Three Months Prior to or More Than Twelve Months Following a Change in Control. If the Executive’s employment is terminated by the Company without Cause or by the Executive with Good Reason more than three (3) months prior to, or more than twelve (12) months following, a Change in Control (as defined below), the Executive shall be entitled to the Accrued Obligations. In addition, and subject to Exhibit A and the conditions of Section 8(d), the Company shall: (i) continue to pay to the Executive, in accordance with the Company’s regularly established payroll procedures, the Executive’s Base Salary for a period of twelve (12) months, (ii) pay to the Executive, in a single lump sum on the Payment Date (as defined below)

an amount equal to one hundred percent (100%) of the Executive’s Target Bonus for the year in which termination occurs, (iii) provided the Executive is eligible for and timely elects to continue receiving group medical insurance pursuant to the “COBRA” law, continue to pay for twelve (12) months following the Executive’s termination date or until the Executive has secured other employment or is no longer eligible for coverage under COBRA, whichever occurs first, the share of the premium for health coverage that is paid by the Company for active and similarly-situated employees who receive the same type of coverage, unless the Company’s provision of such COBRA payments will violate the nondiscrimination requirements of applicable law, in which case this benefit will not apply, (iv) provide for the immediate vesting and exercisability, or immediate release from the Company’s repurchase option, as applicable, of the number of shares subject to any unvested equity awards granted or issued to the Executive that would have vested or been released, as applicable, had the Executive remained an employee for twelve (12) months following the Executive’s termination date (assuming no Change in Control (as defined below) occurred within such period), and (v) provide that all vested options (after giving effecting to any vesting acceleration pursuant to (iv) above) may be exercised until the earlier of 24 months following the termination of employment and the expiration of the applicable option grant (collectively, the “Severance Benefits”).

(c) Termination by the Company Without Cause or by the Executive With Good Reason Within Three Months Prior to or Twelve Months Following a Change in Control. If the Executive’s employment is terminated by the Company without Cause or by the Executive with Good Reason within the period that begins three (3) months prior to and ends twelve (12) months following a Change in Control, then the Executive shall be entitled to the Accrued Obligations. In addition, and subject to Exhibit A and the conditions of Section 8(d), the Company shall: (i) pay to the Executive, in a single lump-sum payment on the Payment Date, an amount equal to the sum of (x) eighteen (18) months of the Executive’s Base Salary, and (y) one hundred fifty percent (150%) of the Executive’s Target Bonus for the year in which termination occurs or, if higher, the Executive’s Target Bonus immediately prior to the Change in Control, (ii) provided the Executive is eligible for and timely elects to continue receiving group medical insurance pursuant to the “COBRA” law, continue to pay for eighteen (18) months following the Executive’s termination date or until the Executive has secured other employment or is no longer eligible for coverage under COBRA, whichever occurs first, the share of the premium for health coverage that is paid by the Company for active and similarly-situated employees who receive the same type of coverage, unless the Company’s provision of such COBRA payments will violate the nondiscrimination requirements of applicable law, in which case this benefit will not apply, (iii) provide that the vesting of the Executive’s then-unvested equity awards shall be accelerated, such that all such then-unvested equity awards immediately vest and become fully exercisable or non-forfeitable as of the later of the date of the Change in Control and the Executive’s termination date, and (iv) provide that all vested options (after giving effecting to any vesting acceleration pursuant to (iii) above) may be exercised until the earlier of 24 months following the termination of employment and the expiration of the applicable option grant (collectively, the “Change in Control Severance Benefits”).

(d) Release. As a condition of the Executive’s receipt of the Severance Benefits or the Change in Control Severance Benefits, as applicable, the Executive must execute and deliver to the Company a severance and release of claims agreement in a reasonable form to be provided by the Company (which shall include a release of all releasable claims, reaffirmation of continuing obligations, and confidentiality and reasonable cooperation obligations, but shall not expand the Executive’s then-existing restrictive covenants or impose restrictive covenant obligations on the Executive that do not then exist) (the “Severance Agreement”), which Severance Agreement must become irrevocable within sixty (60) days following the date of the Executive’s termination of employment (or such shorter period as may be directed by the Company). The Severance Benefits or the Change in Control Severance Benefits, as applicable, will be paid or commence to be paid in the first regular payroll beginning after the Severance Agreement becomes effective, provided that if the foregoing sixty (60) day period would end in a calendar year subsequent to the year in which the Executive’s employment ends, the Severance Benefits or Change in Control Severance Benefits, as applicable, will not be paid or begin to be paid before the first payroll of the subsequent calendar year (the date the Severance Benefits or Change in Control Severance Benefits, as applicable, commence pursuant to this sentence, the “Payment Date”). The Executive must not materially breach the Confidentiality Agreement or the Severance Agreement in order to be eligible to receive or continue receiving the Severance Benefits or Change in Control Severance Benefits, as applicable. For the avoidance of doubt, if the Executive’s employment is terminated by the Company without Cause or by the Executive with Good Reason prior to a Change in Control, (i) any then-outstanding and unvested equity awards held by the Executive (after taking into account any vesting acceleration provided for in Section 8(b) hereof) shall remain outstanding (but any vesting shall be suspended) for up to (but no longer than) three (3) months following the date of termination so that, if it is later determined that such termination occurred during the three-month period prior to the closing of a Change in Control and the Executive is entitled to Change in Control acceleration and/or Change in Control Severance Benefits rather than Severance Benefits, the vesting of such awards may be accelerated, in accordance with Sections 4(c) and 8(c), as applicable, immediately prior to the closing of the Change in Control and (ii) any Change in Control Severance Benefits shall be reduced by any Severance Benefits previously paid to the Executive, if it is later determined that the termination occurred during the three-month period prior to the closing of a Change in Control and that the Executive is entitled to Change in Control Severance Benefits rather than Severance Benefits.

(e) Change in Control Definition. For purposes of this Agreement, “Change in Control” shall mean the occurrence of any of the following events, provided that such event or occurrence constitutes a change in the ownership or effective control of the Company, or a change in the ownership of a substantial portion of the assets of the Company, as defined in Treasury Regulation §§ 1.409A-3(i)(5)(v), (vi) and (vii): (i) the acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934 (the “Exchange Act”)) (a “Person”) of beneficial ownership of any capital stock of the Company if, after such acquisition, such Person beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act) fifty percent (50%) or more of either (x) the then-outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (y) the combined voting power of the then-outstanding securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (1) any acquisition directly from the Company or (2) any acquisition by any entity pursuant to a Business Combination (as defined below) which complies with clauses (x) and (y) of subsection (iii) of this definition; or (ii) a change in the composition of the Board that results in the Continuing Directors (as defined below) no longer constituting a majority of the

Board (or, if applicable, the Board of Directors of a successor corporation to the Company), where the term “Continuing Director” means at any date a member of the Board (x) who was a member of the Board on the Effective Date or (y) who was nominated or elected subsequent to such date by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Board was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election; provided, however, that there shall be excluded from this clause (y) any individual whose initial assumption of office occurred as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents, by or on behalf of a person other than the Board; or (iii) the consummation of a merger, consolidation, reorganization, recapitalization or share exchange involving the Company, or a sale or other disposition of all or substantially all of the assets of the Company (a “Business Combination”), unless, immediately following such Business Combination, each of the following two (2) conditions is satisfied: (x) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the then-outstanding shares of common stock and the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors, respectively, of the resulting or acquiring corporation in such Business Combination (which shall include, without limitation, a corporation which as a result of such transaction owns the Company or substantially all of the Company’s assets either directly or through one (1) or more subsidiaries) (such resulting or acquiring corporation is referred to herein as the “Acquiring Corporation”) in substantially the same proportions as their ownership of the Outstanding Company Common Stock and Outstanding Company Voting Securities, respectively, immediately prior to such Business Combination and (y) no Person (excluding any employee benefit plan (or related trust) maintained or sponsored by the Company or by the Acquiring Corporation) beneficially owns, directly or indirectly, fifty percent (50%) or more of the then-outstanding shares of common stock of the Acquiring Corporation, or of the combined voting power of the then-outstanding securities of such corporation entitled to vote generally in the election of directors (except to the extent that such ownership existed prior to the Business Combination); or (iv) the liquidation or dissolution of the Company.

9. Modified Section 280G Cutback. Notwithstanding any other provision of this Agreement, except as set forth in Section 9(b), in the event that the Company undergoes a “Change in Ownership or Control” (as defined below), the following provisions shall apply:

(a) The Company shall not be obligated to provide to the Executive any portion of any “Contingent Compensation Payments” (as defined below) that the Executive would otherwise be entitled to receive to the extent necessary to eliminate any “excess parachute payments” (as defined in Section 280G(b)(1) of the Code) for the Executive. For purposes of this Section 9, the Contingent Compensation Payments so eliminated shall be referred to as the “Eliminated Payments” and the aggregate amount (determined in accordance with Treasury Regulation Section 1.280G-1, Q/A-30 or any successor provision) of the Contingent Compensation Payments so eliminated shall be referred to as the “Eliminated Amount.”

(b) Notwithstanding the provisions of Section 9(a), no such reduction in Contingent Compensation Payments shall be made if (1) the Eliminated Amount (computed without regard to this sentence) exceeds (2) one hundred percent (100%) of the aggregate present value (determined in accordance with Treasury Regulation Section 1.280G-1, Q/A-31 and Q/A-32 or any successor provisions) of the amount of any additional taxes that would be incurred by the Executive if the Eliminated Payments (determined without regard to this sentence) were paid to the Executive (including state and federal income taxes on the Eliminated Payments, the excise tax imposed by Section 4999 of the Code payable with respect to all of the Contingent Compensation Payments in excess of the Executive’s “base amount” (as defined in Section 280G(b)(3) of the Code), and any withholding taxes). The override of such reduction in Contingent Compensation Payments pursuant to this Section 9(b) shall be referred to as a “Section 9(b) Override.” For purpose of this paragraph, if any federal or state income taxes would be attributable to the receipt of any Eliminated Payment, the amount of such taxes shall be computed by multiplying the amount of the Eliminated Payment by the maximum combined federal and state income tax rate provided by law.

(c) For purposes of this Section 9 the following terms shall have the following respective meanings:

(i) “Change in Ownership or Control” shall mean a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company determined in accordance with Section 280G(b)(2) of the Code.

(ii) “Contingent Compensation Payment” shall mean any payment (or benefit) in the nature of compensation that is made or made available (under this Agreement or otherwise) to or for the benefit of a “disqualified individual” (as defined in Section 280G(c) of the Code) and that is contingent (within the meaning of Section 280G(b)(2)(A)(i) of the Code) on a Change in Ownership or Control of the Company.

(d) Any payments or other benefits otherwise due to the Executive following a Change in Ownership or Control that could reasonably be characterized (as determined by the Company) as Contingent Compensation Payments (the “Potential Payments”) shall not be made until the dates provided for in this Section 9(d). Within thirty (30) days after each date on which the Executive first become entitled to receive (whether or not then due) a Contingent Compensation Payment relating to such Change in Ownership or Control, the Company shall determine and notify the Executive (with reasonable detail regarding the basis for its determinations) (1) which Potential Payments constitute Contingent Compensation Payments, (2) the Eliminated Amount and (3) whether the Section 9(b) Override is applicable. Within thirty (30) days after delivery of such notice to the Executive, the Executive shall deliver a response to the Company (the “Executive Response”) stating either (A) that the Executive agrees with the Company’s determination pursuant to the preceding sentence or (B) that the Executive disagrees with such determination, in which case the Executive shall set forth (x) which Potential Payments should be characterized as Contingent Compensation Payments, (y) the Eliminated Amount, and (z) whether the Section 9(b) Override is applicable. In the event that the Executive fails to deliver an Executive Response on or before the required date, the Company’s initial determination shall be final. If and to the extent that any Contingent Compensation Payments are required to be treated as Eliminated Payments pursuant to this Section 9, then the payments shall be reduced or eliminated, as determined by the Company, in the following order: (i) any cash payments, (ii) any taxable benefits, (iii) any nontaxable benefits, and (iv) any vesting of equity awards in each case in reverse order beginning with payments or benefits that are to be paid the farthest in time from the date that triggers the applicability of the excise tax, to the extent necessary to maximize the Eliminated Payments. If the Executive states in the Executive Response that the Executive agrees with the Company’s determination, the Company shall make the Potential Payments to the Executive within three (3) business days following delivery to the Company of the Executive Response (except for any Potential Payments which are not due to be made until after such date, which Potential Payments shall be made on the date on which they are due). If the Executive states in the Executive Response that the Executive disagrees with the Company’s determination, then, for a period of sixty (60) days following delivery of the Executive Response, the Executive and the Company shall use good faith efforts to resolve such dispute. If such dispute is not resolved within such 60-day period, such dispute shall be settled exclusively by arbitration in Boston, Massachusetts, in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. The Company shall, within three (3) business days following delivery to the Company of the Executive Response, make to the Executive those Potential Payments as to which there is no dispute between the Company and the Executive regarding whether they should be made (except for any such Potential Payments which are not due to be made until after such date, which Potential Payments shall be made on the date on which they are due). The balance of the Potential Payments shall be made within three (3) business days following the resolution of such dispute. Subject to the limitations contained in Sections 9(a) and 9(b) hereof, the amount of any payments to be made to the Executive following the resolution of such dispute shall be increased by the amount of the accrued interest thereon computed at the prime rate announced from time to time by The Wall Street Journal, compounded monthly from the date that such payments originally were due.

The provisions of this Section 9 are intended to apply to any and all payments or benefits available to the Executive under this Agreement or any other agreement or plan under which the Executive may receive Contingent Compensation Payments.

10. Absence of Restrictions. The Executive represents and warrants that the Executive is not bound by any employment contracts, restrictive covenants or other restrictions that prevent the Executive from carrying out the Executive’s responsibilities for the Company, or which are in any way inconsistent with any of the terms of this Agreement.

11. Notice. Any notice delivered under this Agreement shall be deemed duly delivered three (3) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, one (1) business day after it is sent for next-business day delivery via a reputable nationwide overnight courier service, or immediately upon hand delivery, in each case to the address of the recipient set forth below.

To Executive:

At the address set forth in the Executive’s personnel file

To Company:

Verve Therapeutics, Inc.

500 Technology Square, Suite 901

Cambridge, MA 02139

Either Party may change the address to which notices are to be delivered by giving notice of such change to the other Party in the manner set forth in this Section 11.

12. Applicable Law; Arbitration. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts (without reference to the conflict of laws provisions thereof). Any action, suit or other legal proceeding arising under or relating to any provision of this Agreement shall be subject to arbitration in accordance with Section 11 of the Confidentiality Agreement.

13. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of both Parties and their respective successors and assigns, including any corporation with which or into which the Company may be merged or which may succeed to its assets or business; provided, however, that the obligations of the Executive are personal and shall not be assigned by the Executive.

14. At-Will Employment. During the Term of Employment, the Executive will continue to be an at-will employee of the Company, which means that, notwithstanding any provision set forth herein, the employment relationship can be terminated by either Party for any reason, at any time, with or without prior notice and with or without Cause; provided, however, that the Executive is expected to give the Company at least thirty (30) days’ prior notice in the event of resignation.

15. Acknowledgment. The Executive states and represents that the Executive has had an opportunity to fully discuss and review the terms of this Agreement with an attorney. The Executive further states and represents that the Executive has carefully read this Agreement, understands the contents herein, freely and voluntarily assents to all of the terms and conditions hereof, and signs the Executive’s name of the Executive’s own free act.

16. No Oral Modification, Waiver, Cancellation or Discharge. This Agreement may be amended or modified only by a written instrument executed by both the Company and the Executive. No delay or omission by the Company in exercising any right under this Agreement shall operate as a waiver of that or any other right. A waiver or consent given by the Company on any one occasion shall be effective only in that instance and shall not be construed as a bar to or waiver of any right on any other occasion.

17. Captions and Pronouns. The captions of the sections of this Agreement are for convenience of reference only and in no way define, limit or affect the scope or substance of any section of this Agreement. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular forms of nouns and pronouns shall include the plural, and vice versa.

18. Interpretation. The Parties agree that this Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the drafting Party. References in this Agreement to “include” or “including” should be read as though they said “without limitation” or equivalent forms. References in this Agreement to the “Board” shall include any authorized committee thereof.

19. Severability. Each provision of this Agreement must be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement. Moreover, if a court of competent jurisdiction determines any of the provisions contained in this Agreement to be unenforceable because the provision is excessively broad in scope, whether as to duration, activity, geographic application, subject or otherwise, it will be construed, by limiting or reducing it to the extent legally permitted, so as to be enforceable to the extent compatible with then applicable law to achieve the intent of the Parties.

20. Entire Agreement. This Agreement constitutes the entire agreement between the Parties and supersedes all prior agreements and understandings, whether written or oral, relating to the subject matter of this Agreement, including, without limitation, the Existing Agreement; provided, however, and for the avoidance of doubt, nothing herein shall be deemed to supersede the Confidentiality Agreement, which remains in full force and effect as set forth in Section 6 above.

[Signatures on Page Following]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the day and year set forth above.

VERVE THERAPEUTICS, INC.

By:	/s/ Andrew Ashe
Name:	Andrew Ashe
Title:	Chief Operating Officer & President

EXECUTIVE:

/s/ Sekar Kathiresan
Sekar Kathiresan

EXHIBIT A

Payments Subject to Section 409A

1. Subject to this Exhibit A, any severance payments that may be due under the Agreement shall begin only upon the date of the Executive’s “separation from service” (determined as set forth below) which occurs on or after the termination of the Executive’s employment. The following rules shall apply with respect to distribution of the severance payments, if any, to be provided to the Executive under the Agreement, as applicable:

(a) It is intended that each installment of the severance payments provided under the Agreement shall be treated as a separate “payment” for purposes of Section 409A of the Internal Revenue Code (“Section 409A”). Neither the Company nor the Executive shall have the right to accelerate or defer the delivery of any such payments except to the extent specifically permitted or required by Section 409A.

(b) If, as of the date of the Executive’s “separation from service” from the Company, the Executive is not a “specified employee” (within the meaning of Section 409A), then each installment of the severance payments shall be made on the dates and terms set forth in the Agreement.

(c) If, as of the date of the Executive’s “separation from service” from the Company, the Executive is a “specified employee” (within the meaning of Section 409A), then:

(i)

Each installment of the severance payments due under the Agreement that, in accordance with the dates and terms set forth herein, will in all circumstances, regardless of when the Executive’s separation from service occurs, be paid within the short-term deferral period (as defined under Section 409A) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-1(b)(4) to the maximum extent permissible under Section 409A and shall be paid on the dates and terms set forth in the Agreement; and

(ii)

Each installment of the severance payments due under the Agreement that is not described in this Exhibit A, Section 1(c)(i) and that would, absent this subsection, be paid within the six-month period following the Executive’s “separation from service” from the Company shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, the Executive’s death), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following the Executive’s separation from service and any subsequent installments, if any, being paid in accordance with the dates and terms set forth herein; provided, however, that the preceding provisions of this sentence shall not apply to any installment of payments if and to the maximum extent that that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-1(b)(9)(iii) (relating to separation pay upon an involuntary separation from service). Any installments that qualify for the exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of the Executive’s second taxable year following the taxable year in which the separation from service occurs.

2. The determination of whether and when the Executive’s separation from service from the Company has occurred shall be made and in a manner consistent with, and based on the presumptions set forth in, Treasury Regulation Section 1.409A-1(h). Solely for purposes of Section 2 of this Exhibit A, “Company” shall include all persons with whom the Company would be considered a single employer under Section 414(b) and 414(c) of the Code.

3. All reimbursements and in-kind benefits provided under the Agreement shall be made or provided in accordance with the requirements of Section 409A to the extent that such reimbursements or in-kind benefits are subject to Section 409A, including, where applicable, the requirements that (i) any reimbursement is for expenses incurred during the Executive’s lifetime (or during a shorter period of time specified in the Agreement), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred and (iv) the right to reimbursement is not subject to set off or liquidation or exchange for any other benefit.

4. The Company makes no representation or warranty and shall have no liability to the Executive or to any other person if any of the provisions of the Agreement (including this Exhibit A) are determined to constitute deferred compensation subject to Section 409A but that do not satisfy an exemption from, or the conditions of, that section.

5. The Agreement is intended to comply with, or be exempt from, Section 409A and shall be interpreted accordingly.

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Schedule 1

The Executive shall continue to be permitted to (i) provide consulting services to Maze Therapeutics, Inc., Color Genomics, Inc. and MedGenome Inc. and (ii) work on a limited, part-time basis at Massachusetts General Hospital in the Executive’s clinical practice; provided that such foregoing activities do not take up more than 10 percent (10%) of the Executive’s professional time and are subject to annual review by the Board.